UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         ADVANCED MEDICAL INSTITUTE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00764U109
                                 (CUSIP Number)

MITCHELL S. NUSSBAUM, ESQ., LOEB & LOEB LLP, 345 PARK AVENUE, NEW YORK, NY 10154
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 APRIL 19, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

CUSIP No. 00764U109                  13D/A                     Page 2 of 6 Pages
--------------------------------------------------------------------------------

------- -----------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Dragon Enterprises, Ltd.
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*
            WC
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            St. Lucia
------------------------ ------- -----------------------------------------------
                                 SOLE VOTING POWER
                         7
                                   629,811
     NUMBER OF           ------- -----------------------------------------------
       SHARES                    SHARED VOTING POWER
    BENEFICIALLY         8
      OWNED BY                     N/A
        EACH             ------- -----------------------------------------------
     REPORTING                   SOLE DISPOSITIVE POWER
    PERSON WITH          9
                                   629,811
                         ------- -----------------------------------------------
                                 SHARED DISPOSITIVE POWER
                         10
                                   N/A
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              629,811
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.5%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

              CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


ITEM 1.      SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Advanced Medical Institute Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is 6767 W. Tropicana Avenue, suite 207, Las Vegas, Nevada 89103.

ITEM 2.      IDENTITY AND BACKGROUND.

             (a) This Schedule 13D/A is filed by Dragon Enterprises, Ltd. ("Dragon"), as a shareholder of Advanced Medical Institute Inc.

             (b) Dragon's business address is 49 Micoud Street, Castries, St. Lucia.

             (c) Dragon is in the business of investment holdings in various other businesses.

             (d) During the past five years, Dragon has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             (e) During the past five years, Dragon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Dragon was organized under the jurisdiction of St. Lucia.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

(a) 629,812 shares of Common Stock (the "Shares") were sold by Dragon pursuant to a Stock Purchase Agreement, dated as of April 19, 2005, between Dragon and Oriental Holdings Limited (the "Agreement"). Pursuant to the Agreement, Oriental Holdings Limited purchased the Shares in consideration of $314,906 which was fully paid on April 19, 2005.

(b) 590,377 shares of Common Stock (the "Shares") were sold by Dragon pursuant to a Stock Purchase Agreement, dated as of April 19, 2005, between Dragon and HONORY TRADING LIMITED (the "Agreement"). Pursuant to the Agreement, HONORY TRADING LIMITED purchased the Shares in consideration of $295,188.50 which was fully paid on April 19, 2005.

ITEM 4.      PURPOSE OF TRANSACTION.

             The purpose of the transactions described in Item 3 were to dispose of the Shares. Other than as set forth below, Dragon does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of

                                                               Page 4 of 6 Pages


securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

             (a) Dragon is the beneficial owner of an aggregate of 629,811 shares of Common Stock, representing approximately 2.5% of the total issued and outstanding shares of Common Stock.

             (b) Dragon has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 629,811 shares of Common Stock beneficially owned by it individually.

             (c) Other than the disposition of the shares as reported in this Amendment to Schedule 13D, Dragon has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

             (d) To the knowledge of Dragon, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

             (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Dragon is not a party to any contracts, arrangements, understandings or relationship with respect to the securities of the Company.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

(1) Stock Purchase Agreement between Dragon and Oriental Holdings Limited, dated as of April 19, 2005.

(2) Stock Purchase Agreement between Dragon and HONORY TRADING LIMITED, dated as of April 19, 2005.

                                                               Page 5 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   June 6, 2005                     Dragon Enterprises, Ltd.

                                          By:  /s/ For and on behalf of
                                               ZETLAND NOMINEES LIMITED
                                               Jacquline Cheung
                                               ---------------------------------
                                          Name:  Jacquline Cheung, as authorized
                                                 signatory  of Zetland Nominees
                                                 Limited
                                          Title: Director

                                                               Page 6 of 6 Pages



                                  EXHIBIT INDEX



99.1 Stock Purchase Agreement between Dragon and Oriental Holdings Limited, dated as of April 19, 2005.

99.2 Stock Purchase Agreement between Dragon and HONORY TRADING LIMITED, dated as of April 19, 2005.